Exhibit 21.1

Subsidiaries of Associated Capital Group, Inc.

The following table lists the direct and indirect subsidiaries of Associated Capital Group, Inc. (the “Company”), except those investment partnerships and offshore funds which are consolidated. In accordance with Item 601 (21) of Regulation S-K, the omitted subsidiaries considered in the aggregate as a single subsidiary would not constitute a “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation or Organization
Gabelli & Company Investment Advisers, Inc.	Delaware
(100%-owned by the Company)
G.research, LLC	Delaware
(100%-owned by Institutional Services Holdings, LLC)
Gabelli & Partners LLC	Delaware
(100%-owned by Gabelli & Company Investment Advisers, Inc.)
Gabelli Arbitrage Holdings LLC	Delaware
(100%-owned by the Company)
Gabelli Trading Holdings LLC	Delaware
(100%-owned by the Company)
Institutional Services Holdings, LLC	Delaware
(100%-owned by the Company)